SingTel

06018346

23 October 2006

PROCESSING
RECEIVED
NOV 0 6 2006
SEC MAIL
181
WASH., D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 9 October 2006 to 13 October 2006.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
NOV 1 5 2006
THOMSON
FINANCIAL

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

11/14

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-36__

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/10/2006

TIME: 09:34:00

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus D1 Satellite Successfully Launched

SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2006
WASH, DC 151 SECTION

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Print this page

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 16-Oct-2006 07:26:22 |
| Announcement No. | 00003 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Media Release : Optus D1 satellite successfully launched |
| Description | |
| **Attachments:** | MR-16102006.pdf<br>Total size = **36K**<br>(2048K size limit recommended) |

Close Window

'yes' OPTUS

**Media Release**
14 October 2006

# Optus D1 satellite successfully launched

Optus announced today that following a spectacular launch display of state-of-the-art rocket technology, the Optus D1 satellite was successfully propelled into orbit.

The satellite will provide fixed communication and direct television broadcast services to Australia and New Zealand.

The Optus D1 satellite is the first in the company's D-series satellite program. The D-series program represents an overall investment in the order of $400 million.

Optus Chief Executive, Paul O'Sullivan, said the successful launch of Optus D1 satellite reaffirmed the Company's position as Australia's leading satellite operator.

"Optus has been leading the way in satellite-based communication services in Australia for 20 years and we have the largest fleet of domestic satellites. The demand for satellite communications services continues to grow strongly for direct-to-home subscription television, remote and rural communications and high speed broadband services.

"We launched D1 to provide the additional satellite capacity required to meet the demand for satellite services across Australia and New Zealand.

"Satellite is a key differentiator for Optus and the D-series is confirmation of our continual investment in the technology. It enhances our reputation of delivering state-of-the-art technology for customers not only in urban centres to use but also those in rural and regional areas," Mr O'Sullivan said.

Optus D1 satellite will carry a mix of new business and the transfer of existing customers from the Optus B1 satellite. It will also increase Optus' capacity to deliver broadcast services and very small aperture terminal (VSAT) services for high speed internet and voice and data communications across Australia and New Zealand.

Customers on Optus D1 satellite will include SKY Television New Zealand, broadcasters ABC, Nine Network, Network Seven, SBS, Dubsat and VSAT users.

Now that the Optus D1 satellite has been successfully launched, the Optus B1 satellite will be retired once all customer services have been migrated. This is expected to be completed in late November 2006 on final in-orbit testing of the Optus D1 satellite.

Over the last five years Optus' satellite business has contributed over A$1 billion in revenue to the company.

The second satellite in the D-series, Optus D2 is planned to be launched from French Guiana in 2007 and will provide growth capacity for direct-to-home services and in orbit back-up capacity for the Optus D1 satellite. Optus D2 will be supported through Optus' earth station located at its new technical facility, Canberra, ACT.

The launch in French Guiana was viewed by nine year old, Jasmine Meagher from Soldiers Point Public School (NSW) and 13 year old, Matthew Tucker from Taroona High School (TAS) the lucky winners of the Optus Space Ace competition – an education program designed to promote science, space and technology to thousands of students through a hands-on, practical aerospace assignment.

**The Optus D1 satellite:**

- Launched from French Guiana on an Ariane 5 rocket.
- Positioned in orbit at 160 degrees east longitude.
- Has 24 Ku band transponders that provide coverage for Australia and New Zealand.
- Has more than a 15 year life span.
- Is controlled from Optus' Sydney earth station with back-up by Optus' Perth earth station.
- Is the seventh satellite successfully launched by Optus and the fifth satellite in Optus' current fleet.
- Was constructed by Orbital Sciences Corporation in the USA.
- Will be the first spacecraft to fully utilise the design capacity of the STAR-2 bus.

**Media contact:**
*Simone Bergholcs*
*Optus Corporate Affairs*
*Tel: (02) 9342 7846*

SEC File No: 82-3622

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/10/2006

TIME: 08:30:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interests of Directors x3

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Print this page

**Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 16-Oct-2006 17:21:16 |
| Announcement No. | 00060 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 16-10-2006 |
| 2. | Name of Director * | Kaikhushru Shiavax Nargolwala |

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 12-10-2006 |
| 2. | Name of Registered Holder | Kaikhushru Shiavax Nargolwala |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of Shares held before the change | 0 |
| As a percentage of issued share capital | 0 % |
| No. of Shares which are subject of this notice | 100,000 |

| | |
|---|---|
| As a percentage of issued share capital | 0.0006 % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | 2.48 |
| No. of Shares held after the change | 100,000 |
| As a percentage of issued share capital | 0.0006 % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | The change in the percentage level | From % To % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | |

**>> PART IV**

1. Holdings of Director , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 0 |
| As a percentage of issued share capital | 0 % | 0 % |
| No. of shares held after the change | 100,000 | 0 |
| As a percentage of issued share capital | 0.0006 % | 0 % |

Footnotes

**Attachments:** **Total size = 0**
(2048K size limit recommended)

Close Window

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Singapore Telecommunications Limited |
| ABN | ARBN No. 096 701 567 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Kaikhushru Shiavax Nargolwala |
| Date of last notice | 29 September 2006 |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| Direct or indirect interest | Direct |
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | - |
| Date of change | 12 October 2006 |
| No. of securities held prior to change | |
| Class | Ordinary |
| Number acquired | 100,000 ordinary shares |
| Number disposed | - |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | S$2.48 per share |

+ See chapter 19 for defined terms.



E:FORM/ASX/APP3Y-KN(121006)

| | |
|---|---|
| **No. of securities held after change** | 100,000 ordinary shares |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Open Market Purchase |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

| | |
|---|---|
| DATE: | 17/10/2006 |
| TIME: | 08:30:08 |
| TO: | SINGAPORE TELECOMMUNICATIONS LIMITED |
| FAX NO: | 0019-65-6738-3769 |
| FROM: | AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office |
| SUBJECT: | CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT |

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interests of Directors x3

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Print this page

**Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest** *

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 16-Oct-2006 17:29:29 |
| Announcement No. | 00074 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 16-10-2006 |
| 2. | Name of Director * | Lee Hsien Yang |

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 13-10-2006 |
| 2. | Name of Registered Holder | RBC Dexia Trust Services Singapore Limited |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share. |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of Shares held before the change | 12,278,010 |
| As a percentage of issued share capital | 0.0773 % |
| No. of Shares which are subject of this notice | 1,680,000 |

| | |
|---|---|
| As a percentage of issued share capital | 0.0106 % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | 2.4740 |
| No. of Shares held after the change | 13,958,010 |
| As a percentage of issued share capital | 0.0879 % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | The change in the percentage level | From % To % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | |

**>> PART IV**

1. Holdings of Director, including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 475,000 | 17,353,142 |
| As a percentage of issued share capital | 0.0030 % | 0.1092 % |
| No. of shares held after the change | 475,000 | 19,033,142 |
| As a percentage of issued share capital | 0.0030 % | 0.1198 % |

Footnotes

Note: The deemed interest of 19,033,142 ordinary shares includes:
(i) 13,958,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,360 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Lee Hsien Yang holds options to subscribe for 2,000,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

**Attachments:**

Total size = **0**
(2048K size limit recommended)

Close Window

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Singapore Telecommunications Limited |
| ABN | ARBN No. 096 701 567 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Lee Hsien Yang |
| **Date of last notice** | 12 October 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 13,958,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust |
| **Date of change** | a) 12 October 2006<br>b) 13 October 2006 |

+ See chapter 19 for defined terms.



E:FORMS/ASX/APP3Y-BG(12-131006)

| | |
|---|---|
| **No. of securities held prior to change** | 475,000 ordinary shares<br>2,000,000 options<br>1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang<br>12,278,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above |
| **Class** | Ordinary |
| **Number acquired** | a) 1,000,000 ordinary shares<br>b) 680,000 ordinary shares |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | a) S$2.47 per share<br>b) S$2.48 per share |
| **No. of securities held after change** | 475,000 ordinary shares<br>2,000,000 options<br>1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang<br>13,958,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/10/2006

TIME: 08:30:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interests of Directors x3

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Print this page

| **Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest** * |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 16-Oct-2006 17:25:21 |
| Announcement No. | 00067 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 16-10-2006 |
| 2. | Name of Director * | Chua Sock Koong |

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 13-10-2006 |
| 2. | Name of Registered Holder | RBC Dexia Trust Services Singapore Limited |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | Amount of consideration (excluding brokerge and stamp duties) per share paid in item 4 is the average consideration per share. |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of Shares held before the change | 12,278,010 |
| As a percentage of issued share capital | 0.0773 % |
| No. of Shares which are subject of this notice | 1,680,000 |

| | |
|---|---|
| As a percentage of issued share capital | 0.0106 % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | 2.4740 |
| No. of Shares held after the change | 13,958,010 |
| As a percentage of issued share capital | 0.0879 % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | The change in the percentage level | From % To % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | |

**>> PART IV**

1. Holdings of Director , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 1,439,420 | 14,765,985 |
| As a percentage of issued share capital | 0.0091 % | 0.0929 % |
| No. of shares held after the change | 1,439,420 | 16,445,985 |
| As a percentage of issued share capital | 0.0091 % | 0.1035 % |

Footnotes

Note: The deemed interest of 16,445,985 ordinary shares includes:
(i) 13,958,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Kooong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

**Attachments:**

Total size = **0**
(2048K size limit recommended)

Close Window

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Singapore Telecommunications Limited |
| ABN | ARBN No. 096 701 567 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Chua Sock Koong |
| Date of last notice | 12 October 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| Direct or indirect interest | Indirect |
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 13,958,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust |
| Date of change | a) 12 October 2006<br>b) 13 October 2006 |

+ See chapter 19 for defined terms.



E :FORMS/ASX/APP3Y-CSK(12-131006)

ASX
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**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/10/2006

TIME: 19:27:34

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Site at No 71 Robinson Rd fetches S$163.4m

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Oct-2006 17:18:29 |
| Announcement No. | 00048 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | News Release - SingTel's site at No. 71 Robinson Road fetches S$163.4 million |
| Description | |
| **Attachments:** | Release20Oct06CrosbyHouse.pdf<br>Total size = **86K**<br>(2048K size limit recommended) |

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SingTel

# News Release

## SingTel's site at No. 71 Robinson Road fetches S$163.4 million

**Singapore, 20 October 2006** -- Singapore Telecommunications Limited (SingTel) today announced that it has accepted the offer made by Kajima-Lehman (Robinson) Development Pte Ltd ("Kajima"), a joint venture company between Kajima Overseas Asia Pte Ltd and Lehman Brothers Pacific Holdings Pte Ltd, to purchase the property at No. 71 Robinson Road for a total cash price of S$163.4 million.

Ten per cent – or S$16.34 million - of the purchase price will be paid to SingTel within seven days of SingTel's acceptance of Kajima's offer. The balance 90 per cent will be paid on completion of the sale, which is expected to be in December 2006.

The property, formerly known as Crosby House, is a seven-storey commercial building that sits on a land area of 2,279 square metres at the junction of Robinson Road and McCallum Street. It is currently being leased mainly to third parties. The property is not required for SingTel's operations and its sale will have no impact on the company's other operations.

SingTel had appointed Credo Real Estate (S) Pte Ltd to market the property via a public tender. The tender sale was launched on 24 August 2006 and closed on 28 September 2006. In July 2006, an independent professional valuer Chesterton International valued the site, on an open market value basis, at $69 million for commercial development.

SingTel's net gain on disposal of this property is expected to be S$143.54 million. The net book value of the site is about S$19.65 million.

Ms Chua Sock Koong, SingTel's Deputy Group Chief Executive Officer, said: "This sale will allow us to free up cash resources and re-deploy them in our core telecommunication business and new investments."

SingTel

## About SingTel

SingTel is Asia's leading communications group. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 92 million customers in seven markets.

SingTel employs about 20,000 people worldwide and had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006. More information can be found @ www.singtel.com.